BofI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

February 13, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John A. Spitz
Reviewing Accountant

Re:	BofI Holding, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 25, 2016
File No. 001-37709
Dear Mr. Spitz:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission by letter dated January 30, 2017 with respect to the above-referenced filings of BofI Holding, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for Fiscal Year Ended June 30, 2016

Comparison of the Fiscal Year Ended June 30, 2016 and June 30, 2015

Non-Interest Income, page 40

1.
We note that your banking service fees and other income increased from $6.9 million for the fiscal year ended June 30, 2015 to $36.2 million for the fiscal year ended June 30, 2016. Your current disclosure only states that this was primarily the result of an increase in banking service fees due to H&R Block-branded products. Please tell us and revise your Management’s Discussion and Analysis (MD&A) section in future filings to provide an enhanced discussion of the underlying reasons for the significant increases to your non-interest income as a result of your H&R Block product offerings. Specifically, since you have disclosed your H&R Block product offerings on page 35, please consider revising your filing to disclose revenues earned from each H&R Block product offering in addition to any other information (e.g. account openings, transactions processed, etc.) deemed necessary since these product offerings represent a new revenue source for fiscal year 2016. Please refer to Item 303 of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that the Company will in future filings enhance the discussion of the underlying reasons for the changes in non-interest income. As noted on page 35 of the Form 10-K for Fiscal Year Ended June 30, 2016, the Company has two H&R Block-branded products, Emerald Prepaid MasterCard® and Refund Transfer, that resulted in the increase in banking service fees and other income. We intend in future filings to provide additional revenue detail regarding material product offerings through our relationship with H&R Block as well as a qualitative description of the product mix. We believe this will provide greater and appropriate clarity for the investors as it (i) delineates the magnitude of the relationship, (ii) discloses the nature of the mix of the products and (iii) allows for easy comparisons of period over period performance.

Notes to Consolidated Financial Statements

Note 4. Loans, Leases & Allowances for Loan and Lease Losses, page F-30

2.
We note disclosure on page F-32 that as of June 30, 2016, the carrying value of impaired loan and leases is net of write offs of $3.4 million and that these impaired loans have no specific allowance allocation. Please compare this disclosure to your impaired loan tabular disclosure on page F-35 that discloses principal balance adjustments and related allowances for impaired loans totaling $4.99 million and $692 thousand, respectively. In your response, please clearly explain the reason(s) for the differences in these disclosed amounts and revise your future filings accordingly.

Response:

We acknowledge the Staff’s comment and note that the impaired loan tabular disclosure on page F-35 that discloses principal balance adjustments for impaired loans totaling $4.99 million reflects both write offs of $3.4 million as disclosed on page F-32 and payments received on the impaired loans of $1.59 million. By contrast, the related allowances for impaired loans totaling $692 thousand reflects the general reserve allocation of the allowance for loan and lease losses for the impaired loans where either the present value of expected future cash flows discounted at the loan or lease’s effective interest rate, or the fair value of the collateral if repayment of the loan or lease is expected from the sale of collateral, exceeds the carrying value. The impaired loans do not have a specific allowance allocation, only a general allocation for the subset of loans identified in the prior sentence. We confirm that the Company will in future filings revise the disclosure on page F-32 to include the payments received on the impaired loans and the general allocation of the allowance for loan and lease losses for the impaired loans.

* * * * *
In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (858) 649-2000.

Very truly yours,

BOFI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Andrew J. Micheletti
EVP and Chief Financial Officer

cc:	Allen Sussman, Esq.
Loeb & Loeb LLP